1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 18, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2017 Fourth Quarter Earnings Conference January 18, 2018 TSMC Property

Agenda     TSMC Property Welcome Elizabeth Sun    4Q17 Financial Results and 1Q18 Outlook Lora Ho    Key Messages Mark Liu C.C. Wei Lora Ho Chairman Q&A Chairman    2018 TSMC, Ltd

Safe Harbor Notice                TSMC’s statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 13, 2017 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.                2018 TSMC, Ltd

Statements of Comprehensive Income~ TSMC Property·                Select ed It ems from Statements of Comprehensive Income        4Q174Q174Q17 4Q173Q174Q16overover Gu idance {In NT$ billions unless otherwise noted) 3Q174Q16 Net Revenue (US$ billions)9.219.10-9.208.328.25+10.7%+11 .6% Net Revenue277.57252. 11262.23+10. 1%+5.9% Gross Margin50.0%48.0%- 50.0%49.9%52.3%+0.1 ppt-2 .3 ppts Operating Expenses(28.84)(27.54)(27 .18)+4.7%+6.1% Operati ng Margin39.2%37.0%- 39.0%38.9%41 .9%+0.3 ppt-2.7 p pts Non-Operating Items2.782.462. 14+12.9%+29.9% Net Income to Shareholders of the Parent Company99.2989.93100.20+10.4%-0.9% Net Profit Marg in35.8%35.7%38.2%+0 .1 ppt-2.4 p pts EPS (NT Dollar)3.833.473.86+10.4%-0.9% ROE26.9%25.9%30 .0%+1 .0 ppt-3 .1 ppts Shipment (Kpcs, 12”-equiv. Wafer)2,6992,7442,614-1 .6%+3.3% Average Exchange Rate--USD/ NTD30. 1330.3030.2931 .77-0.5%-5.2%    Diluted weighted average outstanding shares were 25,930mn un its in 40 17. ROE figures are annualized based on average equity attri buta bl e to shareholders of the parent compan y.                2018 TSMC, Ltd

4Q17 Revenue by Application TSMC Property    Consumer    5%    Computer 11% Industrial/Standard 22% Communication 62%        Communication ComputerConsumerIndustrial/Standard 200200200200 QoQ +20% QoQ -4%    QoQ +8%>QoQ-38%    3Q174Q173Q174Q173Q174Q173Q17

2017 Revenue by Application TSMC Property    Growth rate by application (YoY)    +25%    +14%    Computer Industrial/ Standard Communication     -10%    Consumer     -2% Consumer 8% Industrial/Standard 23% Communication 59% Computer 10%

4Q17 Revenue by Technology


0.15/0.18um
9%
0.11/0.13um
2%
0.25um and above
3%
90nm
4%
65nm
9%
10nm
25%
40/45nm
10%
28nm
18%
16/20nm
20%


28nm and below revenue
Revenue (NT$B)
200
150
100
50
0
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
28nm
16/20nm
10nm

Open Innovation Platform®

© 2018 TSMC, Ltd

TSMC Property

Revenue by Technology

TSMC Property

2017



0.11/0.13um 3%
0.25um and above 3%
90nm 4%
0.15/0.18um 10%
10nm 10%
65nm 10%
40/45nm 12%
16/20nm 25%
28nm 23%

2016



0.11/0.13um 2%
0.25um and above 4%
90nm 5%
0.15/0.18um 10%
65nm 11%
16/20nm 28%
40/45nm 14%
28nm 26%

Open Innovation Platform®

© 2018 TSMC, Ltd

Balance Sheets & Key Indices     TSMC Property Select ed Items f rom Balance Sheets4Q173Q174Q16 (In NT$ billions) Amount %Amount %Amount % Cash & Marketable Securities 649 .3632 .6%501 .7827.3%632 .1 133.5% Accounts Receivable 122 .326 ..1%118.736.4%129.316.8% In ventories73 .883 .7%73.894.0%48 .682.6% Long -term In vestments41 .572 .1%40.902.2%46. 152.5% NetPP&E1,062.5453.4%1,065.7657.9%997 .7852.9% Total Assets1,991.86100.0%1,841. 42100.0%1,886.46100.0% Current Liabilities 358 .7118 .0%298.5216.2%318 .2416.9% Long-term Interest-bearing Debts91. 804 .6%91 .815.0%153 .1 28. 1% Total Liabilities 469.1023 .6%410.0122.3%496.4126.3% Total Shareholders’ Equity1,522.7676.4%1,431. 4177.7%1,390.0573.7% Key Indices AIR Turnover Days 404245 Invent ory Turnover Days 525341 Current Ratio (x)2.42.42.6 Asset Productivity (x)1.00.91 .1                Total outstanding shares were 25 ,930mn units at 12/31/17. Asset producti vity = Annualized net rev en ue I Average net PP~&~E=—-                 © 2018 TSMC, Ltd

Cash Flows         (In NT$ billions) 4Q17 3Q17 4Q16 Beginning Balance 408.08 570.47 463.97 Cash from operating activities 204.13116.78185.22 Capital expenditures (61 . 18)(61.71)(112 .54) Cash dividends 0 .00(181 .51)0 .00 Short-term loans 10.680.0019. 13 Investments and others (8 .32)(35 .95)(14 .53) Ending Balance 553.39 408.08 541.25 (1) Free Cash Flow 142 .9555 .0772 .68 (1) Free cash flow = Cash from operating activities -Capital expenditures                © 2018 TSMC, Ltd

2017 Financial Highlights

TSMC Property

(In NT$ billions unless otherwise noted)	2017	2016	YoY
Net Revenue (US$ billions)	32.11	29.43	+9.1%
Net Revenue	977.45	947.94	+3.1%
Gross Margin	50.6%	50.1%	+0.5 ppt
Operating Margin	39.4%	39.9%	-0.5 ppt
Income before Income Tax	396.13	385.96	+2.6%
EPS - Diluted (NT$)	13.23	12.89	+2.7%
Operating Cash Flow	585.32	539.84	+8.4%
Capital Expenditures	330.59	328.05	+0.8%
Free Cash Flow (FCF)	254.73	211.79	+20.3%
Cash Dividends	181.51	155.58	+16.7%
Cash & Marketable Securities	649.36	632.11	+2.7%
ROE	23.6%	25.6%	-2.0 ppts

© 2018 TSMC, Ltd

Open Innovation Platform®

1Q18 Guidance TSMC Property Based on our current business outlook, management expects:    Revenue to be between US$ 8.40 billion and US$ 8.50 billion    And, based on the exchange rate assumption of 1 US dollar to 29.6 NT dollars, management expects:    Gross profit margin to be between 49.5°/o and 51.5°/o Operating profit margin to be between 38°/o and 40°/o                © 2018 TSMC, Ltd

TSMC Recognizes Outstanding Suppliers at Supply Chain Management Forum ( 2017/12/07 ) Recap of Recent Major Events TSMC Property    TSMC Held its 30th Anniversary Celebration Forum and Concert and Invited the Many Customers, Colleagues, Suppliers, Investors, and Partners from Government and across Society Who Have Contributed to Our Three Decades of Growth to Mark This Milestone Together ( 2017/10/23 ) Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements    © 2018 TSMC, Ltd

TSMC Property http://www. tsmc.com    invest@tsmc.com